SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,120,194 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,120,194 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,194 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members (as defined in the Original Schedule 13D) are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the quarterly report on Form 10-Q and filed with the Commission (as defined in the Original Schedule 13D) on November 15, 2021 (the “Quarterly Report”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,814 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,814 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,814 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris EF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris EF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,374 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,374 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,374 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris FF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris FF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,198 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,198 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,198 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris SFF V (as defined in Item 2(a) of the Original Schedule 13D). PVMC V is the general partner of Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,460 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,460 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,460 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris IX (as defined in Item 2(a) of the Original Schedule 13D). PPGP IX (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors (the “Board”), and the PPGP IX Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners GP IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,460 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,460 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,460 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris IX. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris HCT (as defined in Item 2(a) of the Original Schedule 13D). PHCT GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s board of directors, and the PHCT GP Managing Members (as defined in Item 2(c) of the Original Schedule 13D) are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris HCT. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s board of directors, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Terrance McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,531,700 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,531,700 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,531,700 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, (iv) 31,198 shares held of record by Polaris SFF V, (v) 4,800,460 shares held of record by Polaris IX and (vi) 497,660 shares held of record by Polaris HCT. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s board of directors, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Jonathan Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.

(2)	Based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Quarterly Report.

CUSIP No. 00534A102	13D

Explanatory Note.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

The second sentence of Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

“The address of the principal executive offices of the Issuer is 1601 Trapelo Road, Suite 178, Waltham, Massachusetts 02451.”

Item 2. Identity and Background.

The first sentence of Item 2(f) of the Original Schedule 13D is hereby amended and restated as follows:

“(f) Each of PVMC V, PPGP IX and PHCT GP are limited liability companies organized under the laws of the State of Delaware.”

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

“The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the outcome of any discussions and director nominations referenced in this Item 4, the price and availability of shares of Common Stock or other securities of the Issuer, actions taken by the Board, subsequent developments affecting the Issuer, the Issuer’s financial position, strategic direction, business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, increasing or decreasing the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons further expect to engage in discussions with the Issuer and the Issuer’s management and Board, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance and Board composition and the future of the Issuer, including without limitation with respect to the matters set forth below.

On March 28, 2022, Mithril II LP (“Mithril”) submitted to the Issuer notice of Mithril’s intent (the “Notice”) to nominate candidates for election to the Issuer’s Board at the 2022 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2022 Annual Meeting”). The Notice stated that, at the 2022 Annual Meeting, Mithril, in its capacity as a stockholder of record of the Issuer, intends to nominate for election as Class I directors of the Issuer, Mr. Clive A. Meanwell, M.B, Ch.B., M.D., Mr. Marc Elia and Ms. Tamsin Berry (each a “Nominee” and, collectively, the “Nominees”).

Also on March 28. 2022, certain of the Reporting Persons reached an agreement with Mithril, M28, Adimab, LLC and Population Health (each as defined below) to vote all of their respective shares of the Issuer’s Common Stock in favor of the election of the Nominees at the 2022 Annual Meeting.

McGuire is a member of the Board. In addition, McGuire, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

The Reporting Persons may also take one or more additional actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board and management team, stockholders and other persons.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Original Schedule 13D are hereby amended and restated as follows:

“See Items 7-11 of the cover pages of this Amendment and Item 2 to the Original Schedule 13D.

On March 28, 2022, Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX and Polaris HCT (collectively, “Polaris”) and (i) Mithril, (ii) M28 Capital Management LP (together with certain of its affiliates, “M28”), (iii) Adimab, LLC and (iv) Population Health Equity Partners III, L.P., Population Health Equity Partners VII, L.P. and Clive Meanwell (“Population Health”), orally agreed to coordinate and cooperate in certain of their activities with regard to the Issuer, which agreement was subsequently memorialized, also on March 28, 2022, in an email circulated among representatives of such persons. That agreement provides that each such person will vote its shares of Common Stock in favor of the election of the Nominees at the 2022 Annual Meeting. By virtue of such agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Act) comprised of the Reporting Persons and such other persons.

Each of the Reporting Persons, Mithril (and certain affiliates), M28, Adimab, LLC and Population Health (and certain affiliates) will file a separate Schedule 13D (or as applicable, a Schedule 13D amendment) under the Act containing its required information, including reporting the interests in Common Stock that such persons may be deemed to beneficially own. None of the Reporting Persons assumes any responsibility for the information contained in the Schedule 13Ds or Schedule 13D amendments filed by such other persons. Based in part on information provided by or behalf of such other persons, the Reporting Persons may be deemed to beneficially own in the aggregate 54,061,1131 shares of Common Stock, representing approximately 48.6% of the outstanding shares of Common Stock (based on 111,251,660 shares of Common Stock outstanding, as reported by the Issuer in the Quarterly Report). The Reporting Persons expressly disclaim beneficial ownership over any Common Stock that they may be deemed to beneficially own solely by reason of the agreement reached among Polaris, Mithril, M28, Adimab, LLC and Population Health, and beneficial ownership of any securities of the Issuer other than those reported in this Amendment.

The information set forth in Item 6 of this Amendment and Exhibit 6 to this Amendment are incorporated herein by reference.”

[1]

Calculated based on (i) the 11,241,580 shares of Common Stock owned of record by Mithril II, (ii) 8,531,700 shares of Common Stock as being beneficially owned by the Reporting Persons, (iii) 6,398,250 shares of Common Stock disclosed to the Reporting Persons by M28 as being beneficially owned by M28 Capital Management LP and certain related persons, (iv) 26,687,906 shares of Common Stock disclosed to the Reporting Persons by Adimab, LLC as being beneficially owned by Adimab, LLC and/or certain affiliates and related persons and (v) 1,201,680 shares of Common Stock disclosed to the Reporting Persons by Population Health as being beneficially owned by Population Health and/or certain affiliates and related persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby Supplemented to include the following:

“The information set forth in Item 4, Item 5(a) and Item 5(b) of this Amendment and Exhibit 6 to this Amendment is incorporated herein by reference.

Exhibit 6 to this Amendment is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 6:	Email memorializing the agreement reached among Polaris, Mithril, M28, Adimab, LLC and Population Health, dated March 28, 2022 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

POLARIS PARTNERS IX, L.P.
By:	Polaris Partners GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS PARTNERS GP IX, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND, L.P.
By:	Polaris Healthcare Technology Opportunities Fund GP, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND GP, L.L.C.

By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	General Counsel

TERRANCE MCGUIRE

By:	*
Authorized Signatory

JONATHAN FLINT

By:	*
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Amendment was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]